04013571

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-20747

PROCESSING RECEIVED NOV 26 2004 SEC MAIL SECTION 213 WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cape Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 New Bridge Street, PO Box 1180
(No. and Street)

Jacksonville (City) NC (State) 28541-1180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. T. W. Pace (910) 347-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thompson, Brown and Company
(Name – *if individual, state last, first, middle name*)

231 New Bridge Street, PO Box 1186 (Address) Jacksonville, (City) NC (State) 28541-1186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. T. W. Pace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cape Securities, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DONALD G. WALTON, JR. NOTARY PUBLIC ONSLOW COUNTY, NC

(signature)
Signature

President
Title

(signature)
Notary Public

My commission expires: 6/23/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker Dealer claimding exemption from SECRule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPE SECURITIES, INC.

JACKSONVILLE, NORTH CAROLINA

AUDITORS' REPORT

For The Year Ended September 30, 2004

Cape Securities, Inc.
Jacksonville, North Carolina
September 30, 2004

Table of Contents

THOMPSON, BROWN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
231 New Bridge Street
Post Office Box 1186
Jacksonville, North Carolina 28541-1186
(910) 347-1704

Independent Auditors' Report

Officers and Directors
Cape Securities, Inc.
Jacksonville, North Carolina

We have audited the accompanying statement of financial condition of Cape Securities, Inc. (the Company) as of September 30, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Cape Securities, Inc. at September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

THOMPSON, BROWN AND COMPANY

Donald D. Thompson

Certified Public Accountant

November 3, 2004

Exhibit A

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Financial Condition
September 30, 2004

Assets:	
Cash (Note 2)	$ 10,892
Cash segregated under federal and other regulations (Note 3)	5,429
Short-term investment (Certificate of Deposit)	10,017
Deposits with clearing organizations	62,456
Receivables from broker-dealers and clearing organizations (Note 4)	11,341
Securities owned - Marketable, at market value (Note 6)	534,657
Secured demand note (Note 8)	60,000
Prepaid expenses	2,188
Furniture and equipment, at cost, less accumulated depreciation of $13,760	1,130
Deferred income tax asset - Net (Note 13)	-
Total Assets	$ 698,110
Liabilities:	
Payables to broker-dealers and clearing organizations (Note 4)	$ 62,680
Accounts payable, accrued expenses and other liabilities	16,531
Long-term note payable (Note 7)	56,745
Total	$ 135,956
Commitments and contingent liabilities (Note 11)	
Subordinated borrowing (Note 8)	$ 60,000
Total Liabilities	$ 195,956
Stockholder's Equity (Note 9):	
Common stock - $1 par value, 500,000 shares authorized; 230,000 shares issued and outstanding	$ 230,000
Additional paid-in capital	158,639
Retained earnings	113,515
Total Stockholder's Equity - Exhibit C	$ 502,154
Total Liabilities and Stockholder's Equity - Exhibit C	$ 698,110

The accompanying notes are an integral part of these financial statements.

Exhibit B

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Income
For the year ended September 30, 2004

Revenues:	
Commissions	$ 82,137
Net dealer inventory and investment gains	199,700
Interest and dividends	9,075
Other income	1,943
Total Revenues	$ 292,855
Expenses:	
Employee compensation	$ 43,990
Accounting fees	5,900
Advertising	3,112
Commissions and brokerage charges	42,592
Customer losses	24,110
Depreciation	397
Interest	11,545
Office rent	7,500
Repairs and maintenance	1,212
Taxes and licenses	7,569
Telephone and internet	4,947
Other expenses	10,273
Total Expenses	$ 163,147
Income Before Income Taxes	$ 129,708
Provision For Income Taxes (Note 13)	
Current	$ -
Deferred	-
Total Provision For Income Taxes	$ -
Net Income - To Exhibit C	$ 129,708
Earnings Per Share Of Common Stock	$ 0.56

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Changes in Stockholder's Equity
For the year ended September 30, 2004

Capital Stock:	
Balance at October 1, 2003	$ 230,000
Balance at September 30, 2004 - Exhibit A	$ 230,000
Additional Paid-In Capital:	
Balance at October 1, 2003	$ 158,639
Balance at September 30, 2004 - Exhibit A	$ 158,639
Retained Earnings:	
Balance (Deficit) at October 1, 2003	$ (16,193)
Net Income - From Exhibit B	129,708
Balance at September 30, 2004 - Exhibit A	$ 113,515
Total Stockholder's Equity:	
Balance at October 1, 2003	$ 372,446
Net Income - From Exhibit B	129,708
Balance at September 30, 2004 - Exhibit A	$ 502,154

The accompanying notes are an integral part of these financial statements.

Exhibit D

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Changes in Subordinated Borrowing
For the year ended September 30, 2004

Subordinated Borrowing at October 1, 2003	$	60,000
Increases		-
Total	$	60,000
Decreases		-
Subordinated Borrowing at September 30, 2004 - To Exhibit A	$	60,000

The accompanying notes are an integral part of these financial statements.

Exhibit E

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Cash Flows
For the year ended September 30, 2004

Cash Flows From Operating Activities:	
Net Income - Exhibit B	$ 129,708
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation	$ 397
(Increase) Decrease in Operating Assets:	
Cash segregated under federal and other regulations	(2,808)
Accrued interest - Short-term invesment (Certificate of Deposit)	(7)
Deposits with clearing organizations	(62,456)
Receivables from broker-dealers and clearing organizations	(3,161)
Accrued interest receivable - Stockholder	4,473
Securities owned - Net	(85,009)
Prepaid expenses	(135)
Increase (Decrease) in Operating Liabilities:	
Payables to broker-dealers and clearing organizations	(143,249)
Accounts payable, accrued expenses and other liabilities	401
Total Adjustments	$ (291,554)
Net Cash Provided (Used) By Operating Activities	$ (161,846)
Cash Flows From Investing Activities:	
Purchase of equipment	$ (1,070)
Net Cash Provided (Used) By Investing Activities	$ (1,070)
Cash Flows From Financing Activities:	
Proceeds of long-term notes payable	$ 64,100
Payments of long-term notes payable	(64,214)
Payments to stockholder	(13,727)
Payments from stockholder	167,373
Net Cash Provided (Used) By Financing Activities	$ 153,532
Increase (Decrease) in Cash	$ (9,384)
Cash at beginning of the year	20,276
Cash at end of the year	$ 10,892
Supplemental Cash Flows Disclosures:	
Interest payments	$ 11,757
Income tax payments	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a North Carolina corporation with its office located in Jacksonville, North Carolina.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are also reported on a trade date basis along with related commission income and expenses.

Marketable securities are valued at market value.

Collateral

The Company continues to report assets it has pledged as collateral in a secured borrowing.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

The Company has no investment advisory income.

2. Significant Accounting Policies (Continued):

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, when material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Depreciation is provided using the 200% declining balance method using estimated useful lives of five to seven years. Depreciable assets acquired after 1980 are recovered using applicable accelerated cost recovery system, optional straight-line or modified accelerated cost recovery system methods.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. Cash Segregated Under Federal and Other Regulations

The Company maintains a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The balance in this account at September 30, 2004 was $5,429.

4. Receivables From and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2004, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ -	$ -
Payable to clearing broker	-	62,680
Receivables from clearing brokers	11,341	-
	$ 11,341	$ 62,680

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker represents a margin account maintained by the Company with Sterne, Agee & Leach, Inc. This amount payable is collateralized by marketable securities owned by the Company and those owned personally by Mr. J.T.W. Pace, President and sole stockholder of the Company, registered in the Company's name.

5. Receivables From and Payables to Customers

There are no accounts receivable from or accounts payable to customers at September 30, 2004.

6. Securities Owned

Marketable securities owned consist of trading and investment securities at market values, as follows:

Obligations of U.S. government	$ 256
State and municipal obligations	39,590
Corporate stocks	494,811
	$ 534,657

7. Long-term Note Payable

The long-term note payable is with First-Citizens Bank & Trust Company. The outstanding balance on the note payable was $56,745 at September 30, 2004. The note payable bears interest at prime plus 1.5 percent (6 percent) and is payable in monthly installments of $1,940 through June 3, 2007. The note is collateralized by marketable securities owned by the Company and those personally owned by J.T.W. Pace, President and sole stockholder, registered in the Company's name.

8. Subordinated Borrowing

The borrowing under a subordinated agreement at September 30, 2004 is listed below:

Secured 6 percent demand note collateral agreement, due August 30, 2006	$ 60,000

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The secured demand note is payable to J.T.W. Pace, the sole stockholder of the Company. Because of this related party agreement, the Company has not paid, nor has J.T.W. Pace requested the Company to pay the 6 percent interest stated in the borrowing agreement. It should be noted that $1,880 of the subordinated borrowing has been determined to be unallowable in the computation of net capital requirements under Rule 15c3-1 of the Securities and Exchange Commission. The $1,880 has been reflected as a charge to capital on Schedule 1 of the supplementary information presented with the accompanying financial statements.

9. Capital Stock

The authorized, issued and outstanding shares of capital stock at September 30, 2004, were as follows:

Common stock, $1 par value; authorized 500,000 shares; 230,000 shares issued and outstanding.

10. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on a cash basis, in that the Company does not maintain margin accounts for customers.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Commitments and Contingent Liabilities

The Company currently pays $750 per month for rent of office space. This office space was acquired by Mr. and Mrs. J.T.W. Pace on September 21, 1998. The monthly rent increased from $500 to $750 effective April 1, 2004. There are no immediate plans to change the rent structure at this time.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, the Company had net capital of $427,944, which was $327,944 in excess of its required net capital of $100,000. The Company's net capital ratio was 3.86 to 1.

13. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	-	-	-
Total	$ -	$ -	$ -

13. Income Taxes (Continued)

The following schedule reflects the available Federal and State net operating loss carryovers and their expiration dates:

	Expiration Date	Amount
Federal:		
9-30-92	9-30-07	$ 11,581
9-30-93	9-30-08	5,083
9-30-94	9-30-09	11,864
9-30-95	9-30-10	27,557
9-30-96	9-30-11	39,272
9-30-97	9-30-12	41,634
9-30-98	9-30-18	13,117
9-30-99	9-30-19	32,972
9-30-01	9-30-21	10,464
Total Available Carryover		$ 193,544
State:		
9-30-97	9-30-12	$ 20,831
9-30-98	9-30-13	10,528
9-30-99	9-30-14	30,209
9-30-01	9-30-16	7,792
Total Available Carryover		$ 69,360

For the fiscal year ended September 30, 2004, the Company reported Federal taxable income of $8,005 and State taxable income of $8,002 before deducting any available loss carryovers. A Federal income tax rate of 15% has been applied to the Federal net operating loss carryovers in determining a Federal deferred income tax asset of $29,032. It is believed that if any of these Federal net operating losses were to be realized, the income tax benefit would be at a 15% income tax rate. A State income tax rate of 6.9% has been applied to the State net operating loss carryovers in determining a State deferred income tax asset of $4,786. The State currently has a flat corporate income tax rate of 6.9% and any income tax benefit realized would be at this rate. While the Company reported a profit for income tax purposes for the year ended September 30, 2004, a 100% reserve has been recorded to offset both the Federal and State deferred income tax assets because of the past history of taxable losses. Therefore, the net deferred income tax asset reflected in the Company's statement of financial condition is zero.

14. Earnings Per Share

Earnings per share of common stock were computed by dividing net income by the number of common shares outstanding for the year (230,000 shares).

15. Related Party Transactions

For the year ended September 30, 2004, the Company reported gross commission income of $7,526 from securities trades involving Karl B. Pace, Jr. and Nancy D. Pace (brother and sister-in-law of J.T.W. Pace, President and sole stockholder). Gross commission income of $850 was reported from securities trades involving Karl B. Pace, Jr. from October 1, 2004 through the date of this report. Karl B. Pace, Jr. is also an outside salesman for the Company and is paid a commission for securities trades including those for his own account. As of September 30, 2004, the Company's records show a payable to him of $12,122.

Cape Securities, Inc.
Jacksonville, North Carolina
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of September 30, 2004

Net Capital:	
Total Stockholder's Equity Qualified for Net Capital	$ 502,154
Add:	
Subordinated borrowing allowable in computation of net capital	60,000
Other (deductions) or allowable credits - Deferred income tax asset	-
Total Capital and Allowable Subordinated Borrowing	$ 562,154
Deductions and/or charges:	
Nonallowable assets -	
Prepaid expenses	$ 2,188
Furniture and equipment - Net	1,130
Other assets	17
Total Nonallowable Assets	$ 3,335
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)	$ 558,819
Haircuts on Securities:	
Trading and investment securities	$ 74,222
State and municipal government obligations	2,694
Certificates of deposit	38
U.S. government obligations	12
Undue concentrations	52,029
Total Haircuts on Securities Positions	$ 128,995
Other Charges to Capital:	
Deficiency on subordinated borrowing (Note 8)	$ 1,880
Net Capital	$ 427,944
Aggregate Indebtedness:	
Items included in statement of financial condition -	
Payables to broker-dealers and clearing organizations - Portion unsecured	$ -
Accounts payable, accrued expenses and other liabilities	16,531
Long-term note payable - Portion unsecured	-
Total Aggregate Indebtedness	$ 16,531
Computation of Basic Net Capital Requirement:	
Minimum net capital required -	
Greater of six and two thirds percent of aggregate indebtedness ($1,102) or $100,000	$ 100,000
Excess Net Capital	$ 327,944
Ratio: Aggregate indebtedness to net capital	3.86 to 1

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of September 30, 2004

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of September 30, 2004) -	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 431,377
Understatement of non-allowable assets	(1,172)
Understatement of haircuts on securities positions	(2,996)
Understatement of deficiency on subordinated borrowing	(1,880)
Net audit adjustments	2,615
Net Capital Per Preceeding Page	$ 427,944

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2004

The Company was exempt from reserve requirements under paragraph (k)(2)(i) of rule 15c3-3. (Special account for the exclusive benefit of customers maintained).

Cape Securities, Inc.
Jacksonville, North Carolina
Information Related to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2004

The Company was exempt from possession and control requirements under paragraph (k)(2)(i) of rule 15c3-3. (Special account for the exclusive benefit of customers maintained).

THOMPSON, BROWN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
231 New Bridge Street
Post Office Box 1186
Jacksonville, North Carolina 28541-1186
(910) 347-1704

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Officers and Directors
Cape Securities, Inc.
Jacksonville, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Cape Securities, Inc. (the Company), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted Item #1 involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Cape Securities, Inc., for the year ended September 30, 2004, and this report does not affect our report thereon dated November 3, 2004. We have also listed other matters (Items #2 and #3), which are not considered to be material, but are presented for informational purposes.

Item #1 - Segregation of Duties
There are internal control problems inherent in all situations in which one or two persons are assigned permanent financial duties. With one or two persons, it is technically impossible to distribute duties and responsibilities in such a manner to achieve a working set of checks and balances on each employee. The purpose behind the need for checks and balances is the prevention of inadvertent human error from entering into the recording of transactions. It is incumbent on management, in this situation, to realize the inherent weakness of the internal control environment and to exercise such additional watchfulness over its affairs as it deems warranted by the circumstances. The Company, in this situation, has only two employees other than the stockholder to divide internal controls. Because of the small size of the Company, it is probably not practical to hire additional personnel for the sole purpose of achieving better segregation of duties. Therefore, management must continue to assume an active role in its monitoring of the Company's affairs.

Item #2 - Computation of Net Capital
In October, 2003, upon examination by NASD examiners, the Company was informed that its calculation of undue concentration with regards to securities held in both a proprietary and subordinated position was incorrect and was advised to change its future calculations. This contradicts guidance received in October, 1997 from NASD examiner, Mr. David L. Ogle. During his examination, Mr. Ogle gave specific guidance as to how the computation for undue concentration was to be calculated when the same security is being held in a proprietary and subordinated position. He cited the "NASD Guide to Rule Interpretations" as his source and provided detailed examples. We believe that Mr. Ogle's guidance in October, 1997 was correct. Accordingly, the undue concentration on securities held both in a proprietary and subordinated position has been recalculated to follow his guidance. The recalculation results in a capital deficiency in the Company's subordinated borrowing of $1,880.

Item #2 - Computation of Net Capital (Continued)

In addition, as suggested by the NASD examiner in October, 2003, the Company should maintain its accounting records on the accrual method of accounting during the monthly/quarterly reporting process. It should be noted that in some instances it is difficult to timely file monthly and quarterly FOCUS reports, when it is necessary to receive third-party information after month-end to finish adjusting the records. In these instances, the Company has opted to file the reports based on the best information available at that time. Due to the small size of the Company, it is believed that the overall differences from month-to-month would be immaterial; however, the records should be maintained on the accrual method of accounting at all times to the extent possible.

Item #3 - Subordinated Borrowing Agreement

From time to time, the Company will add additional securities as collateral for the subordinated borrowing. Such actions should be reflected in the corporate minutes. In addition, the subordinated borrowing agreement should be amended to reflect these periodic additions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

THOMPSON, BROWN AND COMPANY

Donald H. Thompson

Certified Public Accountant
November 3, 2004